5/30/14

SEC 14041015 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PI Financial (US) Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#1900 - 666 Burrard Street
(No. and Street)

Vancouver (City) BC (State) V6C 3N1 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D ANDREW MURRAY (604) 664-3665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – if individual, state last, first, middle name)

#1600 - 333 Seymour St. (Address) Vancouver, B.C. (City) (State) V6B 0A4 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 29 2014
REGISTRATIONS BRANCH

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions. 19

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/4/14

OATH OR AFFIRMATION

I, D. Andrew Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PI Financial (US) Corp., as of March 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Richard W. Thomas
Barrister & Solicitor
(604) 664-3617

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Financial Statements

PI Financial (US) Corp.

(Expressed in U.S. dollars)

March 31, 2014

Contents

Grant Thornton

Report of Independent Registered Public Accounting Firm

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T +1 604 687 2711
F +1 604 685 6569
www.GrantThornton.ca

To the Board of Directors of
PI Financial (US) Corp.

We have audited the accompanying financial statements of PI Financial (US) Corp. (a Washington corporation) (the "Company"), which comprise the statement of financial condition as at March 31, 2014, and the related statements of income and comprehensive income, changes in stockholders' equity, and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the United States Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Grant Thornton

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PI Financial (US) Corp. as at March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I through Schedule III is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the United States Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedule I through Schedule III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Vancouver, Canada
May 27, 2014

Chartered Accountants

PI Financial (US) Corp.
Statement of Financial Condition

(Expressed in U.S. dollars)

March 31		2014		2013
Assets				
Cash	$	**2,585,688**	$	2,905,966
Accounts receivable		**4,579**		5,568
Due from parent company (Note 6)		**25,066**		1,356
Due from clients		**-**		41,814
Due from broker and dealer (Note 6)		**89,151**		-
Income taxes receivable		**10,281**		83,688
Prepaid expenses		**2,177**		2,750
Total assets	$	**2,716,942**	$	3,041,142
Liabilities				
Accounts payable and accrued liabilities	$	**30,354**	$	30,277
Due to clients		**89,151**		-
Due to broker and dealer (Note 6)		**-**		41,814
Total liabilities		**119,505**		72,091
Shareholders' equity				
Capital stock (Note 5)		**1,225,100**		1,225,100
Retained earnings		**894,436**		1,033,598
Cumulative translation adjustment		**477,901**		710,353
Total equity		**2,597,437**		2,969,051
Total liabilities and equity	$	**2,716,942**	$	3,041,142

On behalf of the Board

____________________ Director ____________________ Director

PI Financial (US) Corp.
Statement of Income and Comprehensive Income

(Expressed in U.S. dollars)

Year ended March 31	2014	2013
Revenue		
Institutional sales	$ 411,704	$ 598,903
Private placements	2,206	44,670
Interest	34,429	43,066
	448,339	686,639
Variable compensation	129,850	206,905
	318,489	479,734
Expenses		
Audit and legal	30,965	59,724
Clearing fees (Note 6)	28,019	31,253
Consulting	3,463	4,721
Data processing	40,402	39,458
Memberships	24,692	36,312
Office and miscellaneous	762	333
Premises rental (Note 6)	56,927	59,889
Research fees (Note 6)	59,880	78,340
Trading fees (Note 6)	11,337	18,721
	256,447	328,751
Income before income taxes	62,042	150,983
Income taxes (Note 9)	1,204	22,953
Net income	60,838	128,030
Other comprehensive income		
Translation of foreign operations	(232,452)	(61,495)
Total comprehensive (loss) income	$ (171,614)	$ 66,535

PI Financial (US) Corp.
Statement of Changes in Financial Condition

(Expressed in U.S. dollars)

Year ended March 31		2014		2013
Cash derived from (applied to)				
Operating				
Net Income	$	**60,838**	$	128,030
Change in non-cash operating working capital				
Decrease in accounts receivable		**684**		13,794
Increase in amounts due from clients		**(42,035)**		(43,456)
Decrease (increase) in prepaid expenses		**573**		(1,908)
Decrease in income taxes receivable		**81,748**		26,931
Increase in accounts payable and accrued liabilities		**2,940**		9,039
Increase in amounts due to broker and dealer		**42,035**		43,456
		146,783		175,886
Financing				
Dividends paid		**(200,000)**		(769,633)
Amounts received from parent company		**(15,258)**		29,726
		(215,258)		(739,907)
Effect of exchange rates on cash		**(251,803)**		(44,534)
Net decrease in cash		**(320,278)**		(608,555)
Cash, beginning of year		**2,905,966**		3,514,521
Cash, end of year	**$**	**2,585,688**	$	2,905,966

Supplemental cash flow information				
Interest received	$	**34,429**	$	43,066
Income taxes received, net		**72,203**		5,169

See accompanying notes to the financial statements.

PI Financial (US) Corp.
Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)
Year ended March 31, 2014

	Capital Stock			Cumulative	
	Shares	Amount	Retained Earnings	Translation Adjustment	Total
Balance, March 31, 2012	1,225,100	$ 1,225,100	$ 1,658,413	$ 771,848	$ 3,655,361
Net income, year ended March 31, 2013			128,030	-	128,030
Dividends paid			(752,845)	-	(752,845)
Cumulative translation adjustment			-	(61,495)	(61,495)
Balance, March 31, 2013	1,225,100	1,225,100	1,033,598	710,353	2,969,051
Net income, year ended March 31, 2014			60,838		60,838
Dividends paid			(200,000)		(200,000)
Cumulative translation adjustment				(232,452)	(232,452)
Balance, March 31, 2014	**1,225,100**	**$ 1,225,100**	**$ 894,436**	**$ 477,901**	**$ 2,597,437**

1. Nature of operations

PI Financial (US) Corp. (the "Company") is a broker/dealer registered under the United States Securities Exchange Act of 1934 and incorporated under the Business Corporations Act (British Columbia) on January 13, 2003.

The Company became a registrant with the Financial Industry Regulatory Authority ("FINRA") of the United States of America on December 2, 2003.

The Company is a wholly owned subsidiary of PI Financial Corp. and transacts exclusively with institutional investors on delivery versus payment or receipt versus payment basis. The Company does not hold client securities or funds beyond settlement date. All securities transactions are processed through its parent company PI Financial Corp. which acts as the clearing and settlement agent for the Company.

2. Summary of significant accounting policies

Generally accepted accounting principles ("GAAP")

These financial statements are prepared in United States (U.S.) dollars, in accordance with accounting principles generally accepted in the United States of America.

Basis of presentation

These financial statements are prepared based on settlement date basis, except as disclosed in the revenue recognition note.

Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results may differ from those estimates.

Revenue recognition

Institutional sales revenue consists of revenue generated through commission based brokerage services provided to institutional clients, recognized on a trade date basis.

Private placement revenue consists of commissions earned on private placements of securities. Commissions earned on private placements of securities are recorded when the underlying transaction is substantially completed under the engagement terms and the related revenue is reasonably determinable.

Interest revenue consists of amounts earned on cash deposited in bank accounts. The interest is recognized as it is earned.

2. Summary of significant accounting policies (continued)

Foreign currency translation

The Company's functional currency is the Canadian dollar. These financial statements have been translated into U.S. dollars for regulatory purposes. Monetary assets and liabilities accounts denominated in Canadian dollars are translated into United States dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in Canadian dollars are translated at the exchange rate in effect at the transaction date. Foreign exchange gains and losses are included in the determination of comprehensive income for the year.

Income taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current period and deferred tax liabilities and assets for future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets are reduced, if necessary, by a valuation allowance where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more-likely-than-not criterion.

Accounting for uncertainty in income taxes

The Company recognizes uncertain tax positions that are more-likely-than-not (50% or greater), based on the technical merits of the position. With the adoption of this standard, the Company has performed a comprehensive review of all material tax positions in accordance with recognition and measurement standards established by Accounting Standards Codification ("ASC") 740-10.

Cash

Cash includes cash on hand, held at one financial institution.

3. Financial instruments, fair value measurements

The Company follows guidance under the ASC Topic 820 *Fair Value Measurements and Disclosures* with regard to financial assets and liabilities measured at fair value on a recurring basis. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

3. Financial instruments, fair value measurements (continued)

The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 inputs that are either directly or indirectly observable such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable; or other inputs not directly observable, but derived principally from, or corroborated by, observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

4. Financial instruments

Fair value

The financial instruments consist of cash, accounts receivable, due from clients, due from parent company, accounts payable and accrued liabilities, due to clients, and due to broker and dealer. The carrying value approximates fair value due to their short maturities.

Risk management

In the normal course of business the Company is exposed to credit risk, liquidity risk, market risk, fair value risk, interest rate risk and foreign exchange risk. These risks are managed in the following manner:

(a) Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. To minimize its exposure, the Company trades only for institutional investors, requires settlement of securities transactions on a delivery against payment basis, monitors credit exposures, and monitors the total value of transactions with counterparties.

As at March 31, 2014, all accounts receivable, due from parent company and due from broker and dealer are current. Management believes that counterparty concentrations are in the normal course of business and are not unusual. No provisions have been made for any potential uncollectable accounts.

4. Financial instruments (continued)

Risk management (continued)

(b) Liquidity risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's management oversees the liquidity risk management program to ensure the Company has access to enough readily available funds to cover its financial obligations as they come due. The Company's business requires capital for operating and regulatory purposes. The current assets reflected on the statement of financial condition are highly liquid. Client receivables are secured by readily marketable securities and are reviewed daily for impairment in value and collectability.

(c) Market risk

Market risk is the risk that the fair value or future cash flows of the financial instrument will fluctuate because of changes in market prices. For purposes of disclosure, the Company segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

Fair value risk is the potential for loss from an adverse movement in the value of a financial instrument. It is management's opinion that the Company is not exposed to significant fair value risk from these financial instruments.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments held by the Company. The Company is exposed to interest rate risk on the cash balances held.

Interest rate sensitivity analysis

The following table provides the effect on net income if interest rates were to decrease or increase by 100 basis points ("bp") for the year ended March 31, 2014, applied to the balances as of this date. This analysis assumes that all other variables remain constant. Due from/to clients and due from/to broker and dealer amounts do not bear interest so there is no interest rate risk on these balances.

	Carrying Value	Effect of a 100 bp Increase in Interest Rates on Net Income	Effect of a 100 bp Decrease in Interest Rates on Net Income
Cash	$ 2,585,688	$ 25,857	$ (25,111)

4. Financial instruments (continued)

Risk management (continued)

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates of financial amounts denominated in USD. The Company incurs foreign exchange risk on financial instruments denominated in currencies other than their functional currency, which includes cash, accounts receivable, client receivables and payables, and broker receivables and payables. The Company is not materially impacted by foreign exchange risk.

5. Capital stock

		2014	2013
Authorized			
100,000,000	common shares without par value		
Issued			
1,225,100	common shares	**$ 1,225,100**	$ 1,225,100

6. Related party transactions

(a) During the year ended March 31, 2014, the Company paid research and trading fees of $71,217 (2013: $97,061), clearing fees of $28,019 (2013: $31,253) and rent of $56,927 (2013: $59,889) to its parent company, PI Financial Corp.

(b) At March 31, 2014, amounts due from parent company include $25,066 (2013: $1,356) due from PI Financial Corp.

(c) At March 31, 2014, amounts due from broker and dealer include $89,151 (2013: $Nil) due to PI Financial Corp.

(d) At March 31, 2014, amounts due to broker and dealer include $Nil (2013: $41,814) due to PI Financial Corp.

(e) During the year ended March 31, 2014, the Company paid dividends of $200,000 (2013: $752,845) to PI Financial Corp.

The above transactions occurred in the normal course of operations and are measured at the exchange amount as agreed to by the related parties.

(Expressed in U.S. dollars)

7. Concentrations

For the year ended March 31, 2014, two (2013: two) customers each accounted for more than 10% of the Company's commission, private placement and corporate finance revenue totalling approximately $142,000 (2013: $184,000).

8. Capital requirements

The Company requires capital for operating and regulatory purposes including the funding of current and future operations. The capital structure is defined as stockholder's equity which is comprised of capital stock and retained earnings.

The Company's capital management framework is designed to exceed the level of capital that will meet the Company's regulatory capital requirements, fund current and future operations, and ensure that the Company is able to meet its financial obligations as they become due.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company follows the primary (aggregate indebtedness) method under rule 15c3-1 with the K(2)(i) exemption which requires the Company to maintain minimum net capital equal to the greater of $100,000 and one-fifteenth of aggregate indebtedness. If the net capital ratio exceeds 10 to 1, the Company may not withdraw equity capital or pay cash dividends.

At March 31, 2014, the Company had net capital of $2,230,260 which was $2,130,260 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.0536 to 1. As at March 31, 2014, the Company was in compliance with all minimum regulatory requirements.

Net capital is a non-GAAP measure and it is a prescribed calculation by the Securities and Exchange Commission's Uniform Net Capital Rule. As a result, the measure may not be comparable to similar measures prescribed by other companies.

(Expressed in U.S. dollars)

9. Income taxes

Under the International Financial Activity Act of the Province of British Columbia, certain operations of the Company qualify as prescribed activities for provincial tax relief thereby reducing the applicable statutory rate.

	2014	2013	**2014**	2013
	Percentage of Income			
Income taxes at the statutory rate	**26.0**	25.2	**$ 16,131**	$ 38,048
International financial business recovery of provincial taxes	**(16.2)**	(10.1)	**(10,064)**	(15,302)
Rate differential and others	**(7.8)**	0.1	**(4,863)**	207
Income tax provision	**2.0**	15.2	**$ 1,204**	$ 22,953

10. Subsequent events

The Company has evaluated subsequent events through May 27, 2014, which is the date the financial statements were available to be issued. Based on such evaluation, no such events have occurred that in the opinion of management warrant disclosure in or adjustment to financial statements.

11. Comparative amounts

Certain prior period balances have been reclassified to conform to the financial statements presentation in the current period.

PI Financial (US) Corp.
Focus Report - Part IIA - Computation of Net Capital Pursuant to Rule ISC3-1 of the Securities and Exchange Commission

(Expressed in U.S. dollars)
March 31, 2014 Firm ID: 127404

1		Total ownership equity (o/e)	$ 2,597,437
2		Deduct o/e not allowable for net capital (NC)	
3		Total o/e qualified for net capital	2,597,437
4		Add:	
A		Allowable subordinated liabilities	
B		Other deductions or credits	
		Description	
		FINRA Rule 3020(b)(2)	(169,587)
5		Total capital and allowable subloans	2,427,850
6		Deductions and/or charges:	
A		Total non-allowable assets	(42,103)
B		Aged fail to deliver	
	1.	Number of items	
F		Other deductions and/or charges	
7		Other additions and/or allowable credits	
8		Net capital before haircuts	2,385,747
9		Haircuts on securities:	
A		Contractual commitments	
B		Subordinated debt	
C		Trading and investment sec:	
	1	Exempted securities	
	2	Debt securities	
	3	Options	
	4	Other securities	
D		Undue concentration	
E		Other	
		Description: haircut on Canadian dollar currency deposits of $2,591,450	(155,487)
10		Net capital	$ 2,230,260
11		Minimum net capital required (based on 6 2/3% of total aggregate indebtedness)	$ 7,967
12		Minimum dollar requirement	$ 100,000
13		Net capital requirement (greater of line 11 or 12)	$ 100,000
14		Excess net capital	$ 2,130,260
15		Net capital less greater of (net capital - 10% of AI or 120% Net Capital Requirement)	$ 2,110,260

PI Financial (US) Corp.
Focus report - Part IIA - Computation of Net Capital Pursuant to Rule ISC3-1 of the Securities and Exchange Commission

(Expressed in U.S. dollars)
March 31, 2014 Firm ID: 127404

Computation of aggregate indebtedness (AI)

16	Total AI liability from statement of financial condition	$ 119,505
17	Add:	
A	Drafts for immediate credit	
B	Market value of sec borrowed where no equivalent value is paid or credited	
C	Other unrecorded amounts	
19	Total aggregate indebtedness	$ 119,505
20	Ratio of AI/NC	5.36%
29	Percentage of debt to debt equity	0.00%

PI Financial (US) Corp.
Other Representations

(Expressed in U.S. dollars)
March 31, 2014

Firm ID: 127404

Schedule: Computation of determination of reserve requirements pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2014. PI Financial (US) Corp. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Information relating to the possession or control requirements under Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2014. PI Financial (US) Corp. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Report describing any material inadequacies found to exist since the date of the last audit

This particular report is not applicable to the above firm as at March 31, 2014. There have been no material inadequacies found to exist since the date of the last annual audit.

PI Financial (US) Corp.
Reconciliation of Computation of Net Capital

(Expressed in U.S. dollars)
March 31, 2014

Firm ID: 127404

Net capital per firm (per March 31, 2014 focus report submitted April 24 , 2014)	$	2,230,260
Add: no adjustments		
Deduct: no adjustments		
Net capital per audited computation of net capital as at March 31, 2014	$	2,230,260

PI Financial (US) Corp.
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

(Expressed in U.S. dollars)
March 31, 2014

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
PI Financial (US) Corp.
Vancouver, Canada

In planning and performing our audits of the financial statements of PI Financial (US) Corp. (the "Company"), as at and for the year ended March 31, 2014, in accordance with the auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PI Financial (US) Corp.
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

(Expressed in U.S. dollars)
March 31, 2014

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described herein and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP
Chartered Accountants

Vancouver, Canada
May 27, 2014

GrantThornton

Report of independent registered public accounting firm

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To the Board of Directors of PI Financial (US) Corp.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2014, which were agreed to by PI Financial (US) Corp. (the "Company") and the US Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for year period from April 1, 2013 to March 31, 2014 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have

been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Vancouver, Canada
May 27, 2014

Chartered accountants